SUB-ITEM 77 D

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

The Fixed Income Fund's name and investment policies have been changed effective September 16, 2003. The Fund's name was changed to The Global Fixed Income Fund and seeks to achieve its objective by investing between 30% and 80% of its total assets in debt securities of issuers located in the United States and outside of the United States. The Global Fixed Income Fund may also invest up to 20% of its total assets in high yield securities ("junk bonds") rated "B" or higher by Moody's or S&P, or if unrated, determined to be of comparable quality by the Investment Adviser.